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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12B-25

                        NOTIFICATION OF LATE FILING

(Check One):  ___Form 10-K  ___Form 20-F  ___Form 11-K  _X_ Form 10-QSB
              ___Form N-SAR

              For Period Ended:     October 31, 1995

              ___    Transition Report on Form 10-K
              ___    Transition Report on Form 20-F
              ___    Transition Report on Form 11-F
              ___    Transition Report on Form 10-Q
              ___    Transition Report on Form N-SAR

For the Transition period Ended:__________________________
Read instruction (on back page) before preparing form. Please print or type. Nothing in this from shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Fischer-Watt Gold Company, Inc.
1410 Cherrywood Drive
Coeur d'Alene, ID 83814

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portions thereof, could not be filed within the prescribed time period.

The Registrant acquired, effective October 20, 1995, directly and indirectly, 99.99% of the issued and outstanding shares of Compania Minera Oronorte S. A., a gold mining company located in Colombia. Due to several post-closing issues, management needs more time to ensure proper presentation of its consolidated operations and financial condition.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       George Beattie 208-664-6757

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? _X_ Yes __ No If answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _X_ Yes __ No

       If so, attach an explanation of the anticipated changes, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See Attached Narrative

                             Fischer-Watt Gold Company, Inc.
                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undesigned hereunto duly authorized.

DATE: December 18, 1995                        BY: /s/ George Beattie


Narrative for Part IV - item (3)
Form 12b-25

The Registrant will report consolidated net income of approximately $652,000 or $0.04 per share for the three months ended October 31, 1995 compared to net income of $678,000 or $0.05 per share in the corresponding quarter ended October 31, 1994 when the Registrant had no active mining income. Net income for the quarter ended October 31, 1995 was principally attributable to the gain on sale of the Registrant's Minerales de Copan, Honduras mineral interests. Net income for the quarter ended
October 31, 1994 was all attributable to the gain on sale of the Registrant's interest in its San Andres mineral interests in Honduras.

The Registrant, effective August 24, 1995, acquired directly and indirectly, 99.9% of the issued and outstanding shares of Compania Minera Oronorte S. A., an underground gold producer located in northern Colombia. The Registrant expects to report income aggregating approximately $164,000 from this newly acquired operation before other corporate expenses aggregating approximately $338,000 and provision for alternative minimum tax of approximately $61,000.